Form C-AR

Legal Status -- LLC
Jurisdiction -- Utah
Date of Incorporation -- 4/3/2020
Address -- 2601 N Canyon Road Provo, UT 84604
Website: www.tuttletwins.tv

There are three employees and roughly twenty contractors working on production at any given time.

Total Assets YE 2024: 11,417,748

Cash and Cash Equivalents YE 2024: 158,680

Accounts Receivable YE 2024: 379,652

Short-Term Debt YE 2024: 5,687,934

Long-Term Debt YE 2024: 0

Revenue/Sales YE 2024: 463,244

Operating Expenses YE 2024: 1,017,626

Taxes Paid YE 2024: 0

Net Income YE 2024: -754,950

Who will Sign Name: Daniel Harmon, President

BUSINESS OPERATIONS: DIRECTORS

DIRECTORS OF THE COMPANY

Director:	Principal Occupation:	Main Employer:	Dates of Service:
Benton Crane	Marketing and Advertising Executive	Self Employed	October 2022-Current
Daniel Harmon	President/Showrunner	Tuttle Twins LLC	January 2020-Current
Connor Boyack	Education Executive	Libertas Institute	January 2013-Current

OFFICERS OF THE COMPANY

OFFICERS OF THE COMPANY

Officer:	Position:	Dates of Service:	Responsibilities:
Daniel Harmon	President/Showrunner	April 2020 - Present	Writer, Director, Show runner
Benton Crane	Executive Producer	April 2020- Present	Advisor
Jonny Vance	Chief Marketing Officer	April 2020 - Present	Writer, Director, Voice Talent and Marketing
Jordyn Curley	Chief Operating Officer/Producer	February 2021 - Present	Business Operations & Content Production

OFFICER INFORMATION (See Attachment)

See Exhibit Daniel Harmon Employment History, Exhibit Benton Crane Employment History, Exhibit Jonny Vance Employment History, and Exhibit Connor Boyack Employment History.

BENEFICIAL OWNERS (Over 20% of Voting Shares)

Daniel Harmon (25.2%)

BUSINESS AND BUSINESS PLAN

Tuttle Twins is the first TV show to teach kids enduring principles of freedom, economics, and government in a way that entertains both kids and their parents. This innovative cartoon is based on the book series, "The Tuttle Twins" which has sold over 5 million copies worldwide.

How do you describe economics to a 7-year-old?
What does your preteen think about the role of government in society?

When it comes to teaching their children about freedom, many parents don't know where to start.

For too long, parents have been at the mercy of professional curriculum developers to instruct their children. History is watered down, key principles omitted altogether, and time and attention are given to things of lesser importance.

Not anymore.
Season 3 wrapped and aired in February of 2025 on the Angel Studios App, Amazon Prime, Apple TV, iTunes and other streaming services. Season 4 began development in the fall of 2024, and began airing in April of 2025.

Per our distribution agreement with Angel Studios (AS), Tuttle Twins Show (TTS) will receive royalties from AS based on TTS-related sales, now that the marketing debt to AS has been paid in full. TTS generates revenue for AS from 7 main sources:

- **Merchandising.** Currently our graphic novels (we release one with each new episode) are our top seller. We have also had success with character plush toys, t-shirts, and DVDs/Blu-rays. Historically over half of revenue for kids' shows comes from merchandising.
- **Angel Guild members.** Angel Guild members pay a monthly subscription to get access to exclusive episodes, to vote on potential upcoming Angel films and TV shows, and to give feedback on Tuttle Twins episodes that are in the early stages of development. Tuttle Twins is paid a portion of the Angel Guild revenue based on the percentage of views Tuttle Twins receives from Angel Guild members. We anticipate that this will account for up to 50% of Tuttle Twins revenues this year. Guild membership is currently our primary source of revenue, and we anticipate it will continue to be.
- **Goldback.** We have partnered with Goldback to sell gold bills that function as a store of value and are accepted as money in some states. As inflation increases, we anticipate this will continue to yield significant profits for Tuttle Twins this year.
- **Pay-it-forward.** Anyone can watch the show for free, and then they are given the option to pay-it-forward for others to also watch free of charge. This makes it so as many people as possible can easily learn about the ideas of freedom.
- **Licensing.** Angel Studios licenses the show for streaming to other platforms.
- **Sponsorships.** We have secured sponsorships where strategically aligned businesses can pay for brand integrations into Tuttle Twins episodes or other content.
- **Influencers.** Through strategic relationships with influencers appearing as guests on our show we are able to bring in revenue with affiliate deals where the influencer gets a portion of sales that have been purchased through links that are customized for them.

WHY A TUTTLE TWINS SHOW?

In Tuttle Twins, Ethan and Emily Tuttle take the viewers on time-traveling, dimension-hopping adventures with their Grandma Gabby to learn from influential historical figures. Each episode contains lessons on economics, freedom, The Constitution, law, inflation, the golden rule, entrepreneurship, and more.

We have a hunch that ALL humans enjoy freedom, but that they don't always know what freedom means or looks like. We help people cut through the noise of politics to find a clearer picture—then they can use that education and critical thinking to form their own opinions and make better decisions.

We believe there is no better way to teach these important principles than by making them come to life in a fun cartoon. Animation enables us to simplify principles and introduce a level of humor that will inform and entertain people of all ages and backgrounds.

WHAT KIND OF SHOW IS IT?

Tuttle Twins mixes the humor of shows like Phineas and Ferb and The Simpsons with the education and family friendliness of The Magic School Bus.

It's entertaining for kids, and enjoyable for adults.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in an offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

1. Discuss the material factors that make an investment in the issuer speculative or risky:

> (1) It is possible that inflation may drive up the cost of services and talent to the point that it jeopardizes our ability to complete the project within budget.
> (2) It is possible that Covid 19 or any other number of unexpected situations may arise that prevent the completion of the production of the tv series.
> (3) Because there is limited operating history, we are still aspiring to grow a significant following specifically for the show; promotional efforts may prove to be ineffective in getting Tuttle Twins readers (purchasers of past books) to transition and support this tv series or in gathering new followers. We estimate that we have currently captured about 25% of the original book audience.

(4) We have no control over what other shows or content is released at the same time as our content, thus we cannot know, but it is always possible that another company's content may be more desirable than our own and we are unsuccessful in competing in the marketplace.

(5) Our content is on the political spectrum and any number of scenarios may arise in which the speech that our content contains is restricted, censored, or otherwise prevented from coming to a larger market, particularly by big social media platforms.

(6) Distribution channels and methods can fall out of grace with users/viewers and we may not be able to adapt quickly enough to keep momentum for the adoption of viewers of our content.

(7) Our goals are only goals and we cannot foresee events that may arise in the future that prevent us from completing our plans.

(8) Because investors will hold non-voting securities of the issuer, you will not have a say in how the company operates. Instead, the company will be managed by its managers and officers, and their decisions may prove to be poor decisions for the financial well-being of the company.

(9) We could receive unfavorable reviews and never gain enough traction in the marketplace to become profitable.

CAPITAL STRUCTURE

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Units	12,250,000	11,594,063	Yes	
Preferred Units	5,442,220	7,830,897	No	20% Preferred Return

Terms of the securities:
The securities are defined in two classes;
Class A Preferred Units (crowd funding and other equity raises) of Tuttle Twins Show, LLC will have a 20 percent preferred return. These securities do not have voting rights, and, therefore, are limited-rights stocks.

Class B Common Units, given to the original investors in Tuttle Twins LLC and as compensation beyond cash to strategic employees and contractors at the discretion of Managers, do have voting rights.

The Managers have been given the right to raise funds through equity events such as Reg D offerings and crowd funding. Any adjustments to this or any other offering may be made by the Managers. Any such future offering may dilute the holdings of past investors.

EFFECT ON CF EQUITY RIGHTS
Preferred Unit holders will not be able to vote on the decisions of the company. Power has been delegated by the voting members to the Company Managers and Officers to manage the business of the Company and other Common Unit holders maintain other voting rights.

BENEFICIAL OWNERS
The only beneficial owner is the President and Showrunner, Daniel Harmon, with 25.9% of outstanding voting equity. This ownership could affect the rights of minority owners, such as those of the Reg CF equity holders.

EQUITY VALUATION
Shares in CF I were valued at $0.77 per share. For the second round, CF II, shares were valued at $0.88 per share. The most recent event was Reg D funds raised in the summer of 2022 at $1.16 per share. The company has not undergone a valuation since these activities took place.

GENERAL RISK DISCLAIMER
What are the risks to purchasers associated with corporate actions including:

- Additional issuances of securities,

If additional issuances are made, the investors in this offering may become diluted
- issuer repurchases of securities,
The Company does not have a right to repurchase the securities unless the investor is attempting to transfer them
- a sale of the issuer or of assets of the issuer; or
The risk here is if the issuer does not want to sell but the Common Members choose to sell. The investors in this offering have the preferred return so if this happens, they would get paid out first before Common Unit holders get paid out.
- transactions with related parties?
Although the Managers of the Company may enter into related party contracts, their fiduciary duties to all members are what protect the investors in this offering from abuse.

RULE 501 RESTRICTION ON TRANSFER

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances.

The securities being offered are also subject to approval and rights of first refusal to the Company and other members.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DEBTS

The Company has never incurred any debt.

PAST OFFERINGS

Type of Offering	Date	Type of Securities Offered	Units	Dollar Value
Pilot Episode Investors	June/July 2020	Common Units	2,500,000	$350,000
CF I	November 2020	Preferred Units	1,385,195	$1,066,600
Reg D	March/April 2021	Preferred Units	766,262	$590,000
CF II	August 2021	Preferred Units	2,820,047	$2,481,642
Reg D	June 2022	Preferred Units	2,712,382	$3,146,363

As of December 31, 2024, regarding the use of proceeds, a cumulative $10,889,957 since company inception was spent in creating the animated shows. Typical production expenses included writers, storyboard artists, animation studios, voice actors, directors, editors, producers, and so forth. During 2024, expenses to market the show were $91,687 spent by TTS directly and $582,629 by AS. An additional $841,317 was spent on other General and Administrative expenses (i.e., rent, consulting, supplies, etc.).

AFFILIATED TRANSACTIONS

Angel Studios has financed recent production efforts through convertible notes to the amount of $5.3M as of December 31, 2024.